Via EDGAR, U.S. Mail

November 17, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Ms. Linda van Doorn
Senior Assistant Chief Accountant
Mail Stop 3010

Re:	Goldman Sachs Hedge Fund Partners, LLC
Form 10-K for the Year Ended December 31, 2008 (“Form 10-K”)
Form 10-Q for the Period Ended March 31, 2009 (“March Form 10-Q”)
Form 10-Q for the Period Ended June 30, 2009 (“June Form 10-Q”)
File No. 0-50723

Dear Ms. Van Doorn:

We are in receipt of the letter, dated November 4, 2009 to Jennifer Barbetta, Managing Director and Chief Financial Officer of Goldman Sachs Hedge Fund Partners, LLC (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.  We thank the Staff for its comment, and we look forward to resolving any additional comments. For your convenience, we have included the Staff’s comment below, followed by our response.

Form 10-K for the Year Ended December 31, 2008 (“Form 10-K”)
Form 10-Q for the Period Ended March 31, 2009 (“March Form 10-Q”)
Form 10-Q for the Period Ended June 30, 2009 (“June Form 10-Q”)

Note 3, Investments, page F-10,

1.	Please clarify how the company determined that financial statements for significant investees were not required by Rule 3-09 of Regulation S-X.

Response:

The requirements set forth in Rule 3-09 of Regulation S-X (“Rule 3-09”) related to the inclusion of financial statements of significant investees apply to subsidiaries of the reporting entity and investees accounted for under the equity method.  The Company is not subject to such requirements because it has no subsidiaries and does not account for any investees using the equity method as further set forth below:
a.
The Company does not have any subsidiaries as defined by Rule 1-02(w) of Regulation S-X as it does not control any of the significant investees within the portfolio.  The Company’s investments are in the form of limited partner interests, which do not provide the Company the ability to control the investees.

b.
In accordance with the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide: Investment Companies ASC 946, the Company is a fund of funds investment company which accounts and makes disclosures for its investees at fair value in accordance with ASC 946-210 and is therefore not subject to the equity method of accounting or to the disclosure requirements set forth in ASC 323-10.  According to the SEC Staff Response to the issue outlined in the SEC Regulations Committee, October 11, 2007 – Joint Meeting with SEC Staff – Discussion Document F “[Rule 3-09] was put in place to provide presumptive disclosure thresholds for separate financial statements and/or summarized financial statements of entities accounted for using the equity method, consistent with the [disclosure] requirements of [ABP] 18, paragraphs 20d.”

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the March Form 10-Q and the June Form 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, the March Form 10-Q and the June Form 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-9839) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Jennifer Barbetta
Jennifer Barbetta
Chief Financial Officer
Goldman Sachs Hedge Fund Strategies LLC

cc:           Securities and Exchange Commission
Jonathan Wiggins